Exhibit 99.2

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Pricing Terms for Debt Tender Offers

DUBLIN – Monday, December 14, 2020 – AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) announced today the pricing terms of the previously announced offers by AerCap Global Aviation Trust (“AGAT,” “we,” “us” and “our”), a Delaware statutory trust and wholly-owned subsidiary of the Company, for its own account and on behalf of AerCap Ireland Capital Designated Activity Company (“AICDAC” and, together with AGAT, the “Issuers”), to purchase for cash the notes listed in the table below (the “Notes”) (i) in accordance with, and in the order of, the corresponding Acceptance Priority Levels and (ii) up to an aggregate purchase price (including principal and premium, but excluding Accrued Interest (as defined below)) of $740,000,000 (the “Maximum Tender Cap”) and subject to pro rata allocation, upon the terms and subject to the conditions set forth in the Offer to Purchase (as defined below). The offers to purchase with respect to each series of Notes are referred to herein as the “Offers” and each, an “Offer.” Each Offer is made upon the terms and subject to the conditions set forth in the offer to purchase, dated November 30, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this press release have the meanings given to them in the Offer to Purchase.

Because the aggregate purchase price (including principal and premium, but excluding Accrued Interest) of the Notes validly tendered and not validly withdrawn as of 5:00 p.m., New York City time, on December 11, 2020 (the “Early Tender Deadline”) exceeds the Maximum Tender Cap, we will accept for purchase such Notes in accordance with the Acceptance Priority Levels, subject to the proration factors, each as set forth in the table below and as further described in the Offer to Purchase, so as not to exceed the Maximum Tender Cap. Accordingly, the 3.500% Senior Notes due 2022 that we will accept for purchase were prorated so as to accept the maximum principal amount of such Notes, subject to the applicable Authorized Denomination, that did not result in the Maximum Tender Cap being exceeded.

The applicable Total Consideration for each $1,000 in principal amount of Notes validly tendered and not validly withdrawn before the Early Tender Deadline and accepted for purchase pursuant to the Offers was determined by reference to the applicable fixed spread for each Series of Notes over the yield (the “Tender Offer Yield”) based on the bid price of the applicable reference security, in each case as set forth in the table below. The Tender Offer Yields (as determined pursuant to the Offer to Purchase) listed in the table below were determined at 10:00 A.M., New York City time, today, December 14, 2020, by the Dealer Managers (as defined below). The Total Consideration for each Series includes an early tender premium (the “Early Tender Premium”) of $30.00 per $1,000 principal amount of Notes accepted for purchase and accounts for the par call date, if applicable.

The following table sets forth the pricing terms for the Offers:

Issuers	Title of Security	Security Identifiers	Acceptance Priority Level	Principal Amount Accepted for Purchase	Proration Factor(1)	Reference Security	Tender Offer Yield	Fixed Spread(2)	Total Consideration(3)
AGAT & AICDAC	3.950% Senior Notes due 2022*	CUSIP: 00772B AR2 ISIN: US00772BAR24	1	$484,425,000	100.0%	0.125% UST due 11/30/2022	0.975%	85 bps	$1,030.84
AGAT & AICDAC	3.500% Senior Notes due 2022*	CUSIP: 00774M AA3 ISIN: US00774MAA36	2	$232,798,000	79.9%	0.125% UST due 11/30/2022	1.025%	90 bps	$1,033.44
AGAT & AICDAC	4.625% Senior Notes due 2022*	CUSIP: 00772B AP6 ISIN: US00772BAP67	3	$0	0.0%	0.125% UST due 11/30/2022	N/A	N/A	N/A

*	Admitted to trading on the Irish Stock Exchange plc, trading as Euronext Dublin (“Euronext Dublin”).
(1)	Rounded to the nearest tenth of a percentage point for presentation purposes.
(2)	Includes the Early Tender Premium.
(3)	Per $1,000 principal amount of Notes validly tendered and not validly withdrawn and accepted for purchase in the applicable Offer at or prior to the Early Tender Deadline. Excludes Accrued Interest.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

The amount of each Series of Notes accepted for purchase was determined upon the terms and subject to the conditions of the Offers as described in the Tender Offer Documents.

We expect settlement for Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase to occur on December 15, 2020. All payments for Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase will also include accrued and unpaid interest from the last interest payment date up to, but not including, the applicable Settlement Date (the “Accrued Interest”). All Notes that have been accepted for purchase will be retired and canceled and will no longer remain outstanding obligations of the Company, the Issuers or any of the Company’s other subsidiaries. Such Notes will also be delisted from Euronext Dublin.

The Offers will expire at 11:59 P.M., New York City time, on December 28, 2020 (as the same may be extended with respect to any Offer, the “Expiration Date”). As a result of reaching the Maximum Tender Cap by the Early Tender Deadline, no Notes tendered after the Early Tender Deadline will be accepted for purchase, regardless of their Acceptance Priority Level. Notes not accepted for purchase will be returned promptly to the tendering Holders (or, in the case of Notes tendered by book-entry transfer, such Notes will be promptly credited to the account maintained at The Depository Trust Company from which such Notes were delivered) and otherwise returned in accordance with the Tender Offer Documents.

We expressly continue to reserve the right, in our sole discretion, to further amend, extend or, upon failure of any condition described in the Offer to Purchase to be satisfied or waived, to terminate any of the Offers, including the right to further amend or eliminate the Maximum Tender Cap, at any time at or prior to the Expiration Date.

BofA Securities and Goldman Sachs & Co. LLC are serving as the Lead Dealer Managers, and Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and Scotia Capital (USA) Inc. are serving as Co-Dealer Managers, in connection with the Offers (collectively, the “Dealer Managers”). Questions regarding terms and conditions of the Offers should be directed to BofA Securities by calling collect at (980) 387-3907 or email at debt_advisory@bofa.com or to Goldman Sachs & Co. LLC by calling toll free at (800) 828-3182 or collect at (212) 357-1452.

Global Bondholder Services Corporation was appointed as information agent and tender agent in connection with the Offers. Questions or requests for assistance in connection with the Offers or the delivery of tender instructions, or for additional copies of the Tender Offer Documents, may be directed to Global Bondholder Services Corporation by calling collect at 212-430-3774 (for banks and brokers) or toll free at 866-807-2200 (for all others) or via e-mail at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can also be accessed at the following website: http://www.gbsc-usa.com/aercap/.

None of AGAT, the Company, the Dealer Managers, Global Bondholder Services Corporation, the trustee under the indenture governing the Notes or any of their respective affiliates is making any recommendation as to whether Holders should tender any Notes in response to the Offers. Holders must make their own decision as to whether to tender any of their Notes and, if so, the principal amounts of Notes to tender.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

This press release is for informational purposes only and is not an offer to purchase or sell or a solicitation of an offer to purchase or sell with respect to any securities. Neither this press release nor the Offer to Purchase, or the electronic transmission thereof, constitutes an offer to purchase or sell or a solicitation of an offer to purchase or sell with respect to any securities, as applicable, in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities laws or otherwise. The distribution of this press release in certain jurisdictions may be restricted by law. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by the Dealer Managers or such affiliate, as the case may be, on behalf of AGAT in such jurisdiction.

About AerCap

AerCap is the global leader in aircraft leasing. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors, including the impacts of, and associated responses to, the Covid-19 pandemic, that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland